UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Resignation of Chief Financial Officer and Investor Relations Officer

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Article 157, paragraph 4, of Law No. 6,404/1976 and in accordance with CVM Instruction No. 358/2002, hereby informs its shareholders and the market in general that Mr. Flavio Nicolay Guimarães presented his resignation as Chief Financial Officer and Investor Relations Officer on this date.

The Board of Directors, on this date, elected Mr. Ricardo Malavazi Martins, who resigned from his position as member of the Board of Directors of the Company, for the position of Chief Financial Officer and Investor Relations Officer to replace Mr. Flavio Nicolay Guimarães.

Mr. Ricardo Malavazi Martins holds a bachelor’s degree in economics from UNICAMP, where he also attended courses in the master’s program, and attended courses for the MBA program in management at IBMEC-RJ. He started his executive career as an economist focused on treasury transactions of banks, responsible for the economic divisions of BCN and Bradesco, between 1990 and 2003, when he served as vice-president of the Economy Commission (Comissão de Economia) of FEBRABAN. Mr. Martins served as Chief Financial and Investments Officer of PETROS for six years and, after that, as Officer and Consultant of Stratus Investimentos (a private equity management firm) for three years. He has been member of the board of directors and/or the fiscal council of several companies, as well as a member of the Advisory Board of ABVCAP (Associação Brasileira de Venture Capital e Private Equity) and of the Investment Committee of ABRAPP. He is currently an associate of TPYX Assessoria Empresarial and a member of the boards of directors of Jereissati Participações S.A. and Pharol SGPS, S.A. He has been serving as a member of the Corporate Governance Committee of the American Chamber of São Paulo since 2003.

Rio de Janeiro, September 12, 2016.

Oi S.A. – In Judicial Reorganization
Marco Norci Schroeder

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Marco Norci Schroeder

Name: Marco Norci Schroeder

Title: Chief Executive Officer